

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-mail
Herbjǿrn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

Re: Nordic American Tankers Limited
Registration Statement on Form F-3
Filed March 21, 2013
File No. 333-187400

Dear Mr. Hannson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement cover page

1. Refer to footnote (1) to the Calculation of Registration Fee table. Given that you are registering the offering of common stock that does not appear by its terms to be exchangeable or convertible, please explain what you contemplate by the second sentence. To the extent you intend to rely on Rule 416 of Regulation C, please revise to track the language of Rule 416.

Exhibit 5.1

2. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that you will file an unqualified opinion that omits all of these assumptions at the time of each takedown.

3. We further note that certain assumptions appear to be inappropriate to make in a qualified opinion at this time, including the following:

- in assumption (c), it is inappropriate to assume that persons signing the Documents have the authority and power to do so;
- in assumption (h), it appears that counsel is assuming material issues underlying its opinion; and
- in assumption (h), it is inappropriate to assume that the Resolutions have not been rescinded.

 Please have counsel revise to remove these assumptions or tell us why these assumptions are appropriate and necessary.

4. Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the first paragraph under "Disclosure" on page 3 and remove the second sentence of the last paragraph on page 3 accordingly.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Gary J. Wolfe, Esq.
        Seward & Kissel